SUPPL 82-03138

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company was today notified by the trustee of the BAE Systems Share Incentive Plan, Equiniti Share Plan Trustees Limited, that on 14 December 2007 the following Persons Discharging Managerial Responsibility ("PDMRs") acquired ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 455.25 pence per share and were also awarded ordinary shares of 2.5p at nil consideration under the Matching Shares element of the same share plan. The transactions took place on the London Stock Exchange.

The number of shares purchased or acquired by PDMRs is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares purchased – Partnership Shares	Number of BAE Systems plc Ordinary shares acquired – Matching Shares
Philip Bramwell	28	13
Alastair Imrie	28	13
Ian King	28	13
George Rose	28	13
Nigel Whitehead	14	13
Alison Wood	27	13

17 December 2007

19 December 2007

BAE SYSTEMS AGREES TO SELL SURVEILLANCE AND ATTACK BUSINESS

BAE Systems today has signed a definitive agreement to sell its Surveillance and Attack business in Lansdale, Pennsylvania, to Sensor and Antenna Systems, Lansdale, Inc., a subsidiary of Cobham Defence Electronic Systems Corporation.

The approximately 400 BAE Systems employees in Lansdale provide broadband high-power transmitter and radio frequency front-end systems for military aircraft. The equipment is used for communications and radar jamming, and radar warning.

The $240 million cash transaction is expected to close in the first quarter of 2008, following receipt of regulatory approvals.

The sale is consistent with BAE Systems strategy to expand as a developer and integrator of systems and de-emphasize its role as a subsystem provider.

Issued by:
BAE Systems
London

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